FOR IMMEDIATE RELEASE

                                                                   July 13, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)
                       to Directors and Corporate Auditors

Tokyo -July 13, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors on June 27, 2006 to issue stock options in the form of stock acquisition rights. The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on June 27, 2006 have been determined as set forth below.


1.  Date of allocation                          July 12, 2006

2.  Issuance price                              246,466 Yen per unit

3.  Total subscription price to be paid upon    1,176,000 Yen per unit (11,760
    exercise of each stock acquisition right    Yen per share)

4.  The total value of all shares (newly        2,116,800,000 Yen
    issued shares or treasury shares) issued or delivered upon the exercise of stock acquisition rights

5.  Matters concerning the amount of capital    (a)   The amount of capital
    and the additional paid-in capital          increased by the issue of
    increased by the issuance of shares upon    the shares upon exercise of the
    exercise of the stock acquisition rights    stock acquisition rights is
                                                5,880 Yen per share.
                                                (b)   The amount of additional
                                                paid-in capital increased by the
                                                issue of the shares upon
                                                exercise of the stock
                                                acquisition rights is 5,880
                                                Yen per share.



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For Reference


(1)   The date of the meeting of the Board of Directors       May 26, 2006
      setting the date for the annual general meeting of
      shareholders
(2)   Date of the resolution made pursuant to the annual      June 27, 2006
      general meeting of shareholders


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